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[FORETHOUGHT LOGO]

                       FORETHOUGHT LIFE INSURANCE COMPANY
                               300 N. Meridian St.
                                   Suite 1800
                             Indianapolis, IN 46204

                                  NURSING HOME
                WAIVER OF CONTINGENT DEFERRED SALES CHARGE RIDER

This rider is issued as part of the Contract to which it is attached, and is effective on the date it is issued to You. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the Contract. The terms and conditions in this rider supersede any conflicting provision in the Contract. Terms used that are not defined in this rider shall have the same meaning as those in Your Contract. Termination of the Contract and this rider shall not prejudice the waiver of any surrender charge while the waiver benefit was in force. This rider modifies the Contract by adding the following provisions and terms:

We will waive any Contingent Deferred Sales Charge applicable to a Partial Withdrawal or full Surrender of the Contract Value after the Benefit Eligibility Date shown in the Specifications Section if the Covered Person has met the requirements of Eligible Confinement, as described below. This benefit will be provided if the Owner provides Proof of Eligible Confinement in writing, and requests the Partial Withdrawal or full Surrender of Contract Value within 91 days of the last day of confinement. However, in situations where it can be shown that it was not reasonably possible to provide the required proof within the required period of time, such proof must be provided within 1 year after proof is otherwise required, except in the absence of legal capacity. If the Proof of Eligible Confinement provided by You does not meet the requirements of this rider, You will be notified and provided with the opportunity to accept or reject the surrender proceeds, including any Contingent Deferred Sales Charges, prior to the disbursement of the proceeds.

SPECIFICATIONS SECTION

COVERED PERSON: Scott

COVERED PERSON AGE: 35

COVERED PERSON GENDER: Male

THE AMOUNT OF CONTINGENT DEFERRED SALES CHARGE WAIVED: 100%

CHARGE FOR THE WAIVER OF CONTINGENT DEFERRED SALES CHARGE RIDER: None

BENEFIT ELIGIBILITY DATE: 10-14-2012. This is a date 3 months from the original Contract Issue Date.

MINIMUM CONFINEMENT PERIOD: 30 consecutive calendar days

DEFINITIONS

APPROVED NURSING FACILITY - A facility which:

     a)   provides skilled nursing care under the supervision of a Physician;
          and

     b) has 24 hour a day nursing services by or under the supervision of a registered nurse; and

ICC12-FLICNH

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     c)   keeps a daily medical record of each patient.

COVERED PERSON:

     a) a current Owner if (i) that Owner has been an Owner continuously since the Issue Date of the Contract and (ii) was not confined on such date; or

     b) if the Owner(s) is a non-natural person, the Covered Person is the current Annuitant, if (i) that Annuitant has been the Annuitant continuously since the Issue Date of the Contract and (ii) was not confined on such date.

ELIGIBLE CONFINEMENT: Confinement, at the recommendation of a Physician, for at least the Minimum Confinement Period shown in the Specifications Section, to an Approved Nursing Facility. Such recommendation must be made after the Issue Date of the Contract.

PHYSICIAN: A medical doctor who is licensed by the state in which he/she practices medicine and is not a member of the Owner's family.

PROOF: Evidence satisfactory to Us.

We will not waive any Contingent Deferred Sales Charge applicable to any Premium Payment received by Us during confinement.

This rider does not and is not intended to offer long term care insurance.

SIGNED FOR FORETHOUGHT LIFE INSURANCE COMPANY

                                     SAMPLE

     SECRETARY                                              PRESIDENT